SMC GLOBAL SECURITIES LIMITED
Consolidated Statement of Financial Position

Particulars	As at June 30, 2019	
	₹ in thosands	$ in thousands (Convenience translation @ ₹ 69.01 / $
Assets		
Financial assets		
Cash and cash equivalents	1,209,210	17,522.24
Other bank balances	4,860,547	70,432.50
Receivables		
Trade receivables	3,090,589	44,784.65
Other receivables	521,800	7,561.22
Loans	6,550,146	94,915.90
Investments	1,850,650	26,817.13
Other financial assets	1,098,428	15,916.94
Non-financial assets		
Inventories	62,640	907.69
Current tax assets (net)	199,351	2,888.73
Deferred tax assets (net)	391,015	5,666.06
Assets held for sale	25,079	363.41
Property, plant and equipment	630,715	9,139.47
Capital work in progress	-	-
Other intangible assets	12,959	187.78
Intangible work-in-progress	2,500	36.23
Other non-financial assets	473,365	6,859.37
Total assets	**20,978,994**	**303,999.32**
Liabilities and equity		
Liabilities		
Financial liabilities		
Payables		
Trade payables	2,446,541	35,451.97
Other payables	25,635	371.47
Debt securities	35,528	514.82
Borrowings	5,469,451	79,255.92
Deposits	124,660	1,806.40
Other financial liabilities	5,701,409	82,617.14
Non-financial liabilities		
Current tax liabilities (net)	59,695	865.02
Provisions	203,216	2,944.73
Other non-financial liabilities	88,457	1,281.80
Equity		
Equity share capital	226,269	3,278.79
Other equity	6,582,069	95,378.48
Non-controlling interest	16,064	232.78
Total liabilities and equity	**20,978,994**	**303,999.32**

SMC GLOBAL SECURITIES LIMITED
Consolidated Statement of Comprehensive Income

Particulars	For the period ended June 30, 2019	
		$ in thousands (Convenience translation
	₹ in thosands	@ ₹ 69.01 / $
Revenue from operations		
Fees and commission income	1,084,561	15,716.00
Interest income	400,019	5,796.54
Dividend income	650	9.42
Net gain on proprietory trading	439,168	6,363.83
Total revenue from operations	**1,924,398**	**27,885.79**
Other income	15,000	217.36
Total income	**1,939,398**	**28,103.15**
Expenses		
Fees and commission expenses	896,671	12,993.35
Employee benefits expenses	416,525	6,035.72
Finance costs	157,924	2,288.42
Depreciation and amortisation	41,367	599.43
Impairment on financial instruments	21,169	306.75
Other expenses	236,786	3,431.18
Total expenses	**1,770,442**	**25,654.85**
Profit before share of profit/(loss) of joint venture, exceptional item and tax	**168,956**	**2,448.30**
Share in profit/(loss) in joint venture	(1)	(0.01)
Profit before tax	**168,955**	**2,448.29**
Tax expense:		
Current tax	64,145	929.50
Deferred tax	11,999	173.87
Total tax expense	**76,144**	**1,103.37**
Profit after tax	**92,811**	**1,344.92**
Other comprehensive income		
Items that will not be reclassified subsequently to profit or loss		
Remeasurement of the net defined benefit liability / asset	(191)	(2.77)
Tax effect of Items that will not be reclassified subsequently to profit and loss	295	4.27
Items that will be reclassified subsequently to profit or loss		
Exchange difference on translation of foreign operation	3,095	44.85
Fair value changes on investments	(541)	(7.84)
Tax effect of Items that will be reclassified subsequently to profit and loss	(1,064)	(15.42)
Total other comprehensive income (net of tax)	**1,594**	**23.09**
Total comprehensive income for the period	**94,405**	**1,368.01**
Profit attributable to:		
Owners of the equity	91,909	1,331.85
Non controlling interest	902	13.07
Total comprehensive income attributable to:		
Owners of the equity	93,229	1,350.97
Non controlling interest	1,176	17.04
Earnings per equity share (Face value ₹ 2)		
Basic & Diluted (in ₹)	0.82	0.01